RPC Incorporated, 2170 Piedmont Road NE., Atlanta, GA  30324    Telephone:  (404) 321-2140    Facsimile:  (404) 321-5483

VIA EDGAR

August 4, 2008

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

RE:	RPC, Inc.
Form 10-K for the Fiscal Year ended December 31, 2007
Filed March 4, 2008

Form 10-Q for the Quarterly Period ended March 31, 2008
Filed May 1, 2008

File No. 001-08726

Your comment letter dated July 22, 2008

Dear Mr. Skinner:

Below is our response to your comment raised in the above referenced letter.

Form 10-K for the fiscal year ended December 31, 2007

Note 1. Significant Accounting Policies

Revenue, page 38

1.
We note disclosure indicating that your revenues are generated from services, equipment rentals and product sales.  We also note Revenues and Costs of services rendered and good sold are presented as single line items on your Consolidated Statement of Operations.  Tell us how you considered Rule 5-03 of Regulation S-X and how you concluded the current presentation on your Consolidated Statement of Operations is appropriate.

RESPONSE

We primarily provide services and equipment to customers for various oilfield related applications.

Equipment rental is a standard oilfield industry term and is highly service intensive and for a short duration.  Equipment rental is comprised of the following:

•	equipment that we own and that we use as required to perform our services directly to a customer’s oil and gas well. We bill the customer for the equipment usage required to perform our service.

Page 2	August 4, 2008

•
equipment that we own and make available for a customer’s use based on the customer’s needs.  This is a specialized equipment rental service that requires adherence to rigorous industry specific and customer standards related to the equipment including inspection, cleaning, preparing, transporting and maintenance. The industry standards are promulgated by the American Petroleum Institute and the customer standards vary based on their job specifications.  In addition, we provide customers with engineering consultation services related to the equipment regarding appropriate pressure rating, length, diameter, capacity and other critical configurations to meet their operational requirements.  Sometimes we obtain equipment from third parties to supplement customer needs and service requirements to complete the array of equipment needed on the particular job.  We provide this service to our customers allowing them to reliably use a variety of specialized equipment that are compliant and enable them to safely and effectively drill, complete and maintain their oil and gas wells.

The Company generates a minimal amount of revenue from product sales that are assembled and sold to customers.   Revenues from these product sales have always been less than 10 percent of our consolidated revenues and have been steadily declining in recent years, primarily because of the high growth rates in our service business.  Therefore we have concluded that the current presentation of a single “Revenues” line in our Consolidated Statement of Operations is appropriate and consistent with current industry practices.

In future filings beginning with the quarterly report for the third quarter of 2008, we will make the following changes.   We will alter the consolidated Statements of Operations as follows:

•	“Cost of services rendered and goods sold” to “Cost of revenues”

We will also modify the disclosure on our revenue recognition policy footnote to read as follows:

“Revenues

RPC’s revenues are generated principally from providing services and the related equipment.  Revenues are recognized when the services are rendered and collectibility is reasonably assured.  Revenues from services and equipment are based on fixed or determinable priced purchase orders or contracts with the customer and do not include the right of return.  Rates for services and equipment are priced on a per day, per unit of measure, per man hour or similar basis.  Sales tax charged to customers is presented on a net basis within the consolidated statement of operations and excluded from revenues.”

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that we have responded in sufficient detail to all of your comments.  Please do not hesitate to contact me at (404) 321 2149 if you need further information.

Sincerely,

/s/ Ben M. Palmer
Ben M. Palmer
Vice President and Chief Financial Officer

cc:   Mr. Bob Carroll